UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2022

Commission File Number: 001-40852

LUMIRADX LIMITED

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 18, 2022, LumiraDx Limited (the “Company”) began using an updated corporate presentation, a copy of which is attached hereto as Exhibit 99.1. The fact that this presentation is being made available and filed herewith is not an admission as to the materiality of any information contained in the presentation.

The information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor presentation, dated January 18, 2022, furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: January 18, 2022
	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Chief Executive Officer